Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 10 DATED MARCH 29, 2012
TO THE PROSPECTUS DATED OCTOBER 7, 2011
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated October 7, 2011, as supplemented by supplement no. 1 dated October 7, 2011, supplement no. 6 dated January 6, 2012, supplement no. 7 dated February 21, 2012, supplement no. 8 dated March 14, 2012 and supplement no. 9 dated March 22, 2012. As used herein, the terms "we," "our" and "us" refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our "Operating Partnership," and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition and related financing of three office buildings totaling 522,043 rentable square feet located in Plano, Texas.
Acquisition of Town Center
On March 27, 2012, we, through an indirect wholly owned subsidiary (the "Owner"), acquired three office buildings totaling 522,043 rentable square feet ("Town Center") from North Dallas Town Center LP and Tennyson Development LP. The sellers are not affiliated with us or our advisor. Town Center is located in Plano, Texas on approximately 10.3 acres of land.
The purchase price of Town Center was approximately $113.0 million plus closing costs. We funded the acquisition of Town Center with proceeds from the Town Center Mortgage Loan (defined below) and proceeds from this offering.
The three office buildings of Town Center were built in 2001, 2002 and 2006 and at acquisition, were collectively 87.5% leased to 51 tenants. The current aggregate annualized base rent for the tenants of Town Center, which represents annualized contractual base rental income as of March 1, 2012, adjusted to straight-line any contractual rent increases or decreases from each lease's inception through the balance of the term, is approximately $8.3 million and the current weighted-average remaining lease term for the tenants is approximately 5.3 years. The current weighted-average rental rate over the lease term, which is calculated as the annualized base rent divided by the leased rentable square feet, is $25.47 per square foot. There were no tenants that accounted for more than 10% of the property's total rentable square feet as of the date of acquisition.
We believe that Town Center is suitable for its intended purpose and is adequately insured.
We do not intend to make significant renovations or improvements to Town Center. For federal income tax purposes, the cost of Town Center, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.
Related Financing of Town Center
On March 27, 2012, in connection with our acquisition of Town Center, we, through the Owner, entered into a one-year secured mortgage loan with Wells Fargo Bank, National Association, an unaffiliated lender (the "Mortgage Lender"), for borrowings of up to $60.3 million secured by Town Center (the "Town Center Mortgage Loan"). We drew the entire $60.3 million at the closing of the loan. The Town Center Mortgage Loan matures on March 27, 2013.  The Town Center Mortgage Loan bears interest at a floating rate of 225 basis points over one-month LIBOR during the term of the loan and monthly payments are interest only with the entire balance and all outstanding interest and fees due at maturity, assuming no prior prepayment. On or after September 27, 2012, we will have the right to prepay all or a portion of the Town Center Mortgage Loan without penalty or fees.
KBS REIT Properties III, LLC ("REIT Properties III") is providing a limited guaranty of the obligations of the Owner with respect to certain potential costs, expenses, losses, damages and other sums which may result from certain intentional acts committed by us, the Owner, REIT Properties III, our advisor and/or any of their affiliates in violation of the loan documents. REIT Properties III is also providing a guaranty of the principal balance and any interest or other sums outstanding under the Town Center Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the Owner.
The Town Center Mortgage Loan is also cross-collateralized and, at the option of the Mortgage Lender, cross-defaulted with a bridge loan (the “Bridge Loan”) secured by two of our other real estate assets, the Las Cimas IV and Domain Gateway buildings. Additionally, on March 27, 2012 the deeds of trust for both of those assets were modified to provide that the Bridge Loan is cross-collateralized and, at the option of the Mortgage Lender (which is also the lender under the Bridge Loan), cross-defaulted with the Town Center Mortgage Loan.

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